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                                                              EXHIBIT (a)(1)(C)

                        [EMERITUS CORPORATION LETTERHEAD]

                                   May 9, 2001



Dear Emeritus Stock Optionees:

        It is with great pleasure that we present you with what we believe to be exciting news related to your stock options.

        We are offering to exchange all outstanding options to purchase shares of our common stock granted under the Emeritus Corporation Amended and Restated 1995 Stock Incentive Plan (the "Stock Incentive Plan") held by current employees for new options we will grant under the Stock Incentive Plan. The number of shares of common stock subject to a new option to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange. We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. This exchange is strictly voluntary. We will not accept partial tenders of options. You must tender all or none of your options granted under the Stock Incentive Plan.

        This offer to exchange (the "offer") is being presented to provide you with a greater incentive to positively impact the upward price of our stock as you perform your job and to participate in the increasing value of Emeritus Corporation.

        The new option we will grant you in exchange for the cancellation of your current options will have substantially the same terms as your current options, except as follows:

        - Exercise Price. The per share exercise price of the new option will equal the higher of the fair market value of our common stock on the date we grant the new option or $1.50 per share. THE PRICE MAY BE HIGHER, LOWER OR THE SAME AS THE EXERCISE PRICE OF THE OPTIONS YOU TENDER FOR EXCHANGE.

        - Vesting. The new option will vest 2 1/2 years from the date we grant the new option under the following schedule: 33 1/3 percent will vest six months after the date of grant; 33 1/3 percent will vest 18 months after the date of grant; and 33 1/3 percent will vest 30 months after the date of grant. The vesting schedule of the new option will not begin until the grant date of such option. In the case of disability, death or termination without cause or certain corporate transactions, the new option will be exercisable as provided in the Stock Incentive Plan.

        - Term. The term of the new option, which is the same as the term of the tendered options, is 10 years from the date of grant. Note, however, that since the new option will be granted at a later date than the tendered options, the new option will expire on a later date than the tendered options.




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        The offer is explained in detail in the enclosed offer to exchange and election form. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender your options also are explained in detail in the enclosed materials.

        Although our board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options.

        The offer will expire at 5 p.m., Pacific Standard Time, on June 7, 2001, unless we extend the offer. Promptly following the expiration date of the offer and pursuant to the terms and subject to the conditions of the offer, we will accept for exchange and cancel all the tendered options. Under the terms and subject to the conditions of the offer, we will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. At that time, you will receive a new option agreement to be executed by you and Emeritus Corporation.

        Please direct questions about the offer or requests for assistance or for additional copies of the offer to exchange and election form to Tom Cranney, Director of Compensation and Benefits or Kellie Murray, Vice President, Human Resources, at (206) 298-2909 or 1-800-429-4828.

                                            Sincerely,



                                            Daniel R. Baty
                                            Chief Executive Officer

Enclosures



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